UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Lexicon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

528872104

(CUSIP Number)

Anne Goffard

Westend S.A.

10-12 avenue Pasteur

L-2310 Luxembourg

Luxembourg

(+352) 22.42.59-1

Copies to:

Kenneth B. Wallach, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 528872104

(1)	Names of Reporting Persons. Invus, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 247,818,843
	(8)	Shared Voting Power 5,553,292
	(9)	Sole Dispositive Power 247,818,843
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 253,372,135
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 35.5%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 713,839,502 shares of Issuer Common Stock outstanding as of November 26, 2014, as provided by the Issuer after giving effect to the issuance by the Issuer of an aggregate of 199,004,975 shares of Issuer Common Stock in the public and private offerings consummated by the Issuer on November 26, 2014.

CUSIP No. 528872104

(1)	Names of Reporting Persons. Invus Advisors, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 247,818,843
	(8)	Shared Voting Power 5,553,292
	(9)	Sole Dispositive Power 247,818,843
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 253,372,135
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 35.5%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 713,839,502 shares of Issuer Common Stock outstanding as of November 26, 2014, as provided by the Issuer after giving effect to the issuance by the Issuer of an aggregate of 199,004,975 shares of Issuer Common Stock in the public and private offerings consummated by the Issuer on November 26, 2014.

CUSIP No. 528872104

(1)	Names of Reporting Persons. Invus Public Equities, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,553,292
	(9)	Sole Dispositive Power 5,553,292
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,553,292
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 0.8%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 713,839,502 shares of Issuer Common Stock outstanding as of November 26, 2014, as provided by the Issuer after giving effect to the issuance by the Issuer of an aggregate of 199,004,975 shares of Issuer Common Stock in the public and private offerings consummated by the Issuer on November 26, 2014.

CUSIP No. 528872104

(1)	Names of Reporting Persons. Invus Public Equities Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,553,292
	(9)	Sole Dispositive Power 5,553,292
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,553,292
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 0.8%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 713,839,502 shares of Issuer Common Stock outstanding as of November 26, 2014, as provided by the Issuer after giving effect to the issuance by the Issuer of an aggregate of 199,004,975 shares of Issuer Common Stock in the public and private offerings consummated by the Issuer on November 26, 2014.

CUSIP No. 528872104

(1)	Names of Reporting Persons. Artal International S.C.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 402,625,866
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 402,625,866
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 402,625,866
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 56.4%
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 713,839,502 shares of Issuer Common Stock outstanding as of November 26, 2014, as provided by the Issuer after giving effect to the issuance by the Issuer of an aggregate of 199,004,975 shares of Issuer Common Stock in the public and private offerings consummated by the Issuer on November 26, 2014.

CUSIP No. 528872104

(1)	Names of Reporting Persons. Artal International Management S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 402,625,866
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 402,625,866
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 402,625,866
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 56.4%
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 713,839,502 shares of Issuer Common Stock outstanding as of November 26, 2014, as provided by the Issuer after giving effect to the issuance by the Issuer of an aggregate of 199,004,975 shares of Issuer Common Stock in the public and private offerings consummated by the Issuer on November 26, 2014.

CUSIP No. 528872104

(1)	Names of Reporting Persons. Artal Group S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 402,625,866
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 402,625,866
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 402,625,866
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 56.4%
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 713,839,502 shares of Issuer Common Stock outstanding as of November 26, 2014, as provided by the Issuer after giving effect to the issuance by the Issuer of an aggregate of 199,004,975 shares of Issuer Common Stock in the public and private offerings consummated by the Issuer on November 26, 2014.

CUSIP No. 528872104

(1)	Names of Reporting Persons. Westend S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 402,625,866
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 402,625,866
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 402,625,866
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 56.4%
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 713,839,502 shares of Issuer Common Stock outstanding as of November 26, 2014, as provided by the Issuer after giving effect to the issuance by the Issuer of an aggregate of 199,004,975 shares of Issuer Common Stock in the public and private offerings consummated by the Issuer on November 26, 2014.

CUSIP No. 528872104

(1)	Names of Reporting Persons. Stichting Administratiekantoor Westend
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 402,625,866
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 402,625,866
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 402,625,866
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 56.4%
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 713,839,502 shares of Issuer Common Stock outstanding as of November 26, 2014, as provided by the Issuer after giving effect to the issuance by the Issuer of an aggregate of 199,004,975 shares of Issuer Common Stock in the public and private offerings consummated by the Issuer on November 26, 2014.

CUSIP No. 528872104

(1)	Names of Reporting Persons. Mr. Pascal Minne
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Belgium
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 402,625,866
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 402,625,866
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 402,625,866
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 56.4%
(14)	Type of Reporting Person (See Instructions) IN

*	Based on 713,839,502 shares of Issuer Common Stock outstanding as of November 26, 2014, as provided by the Issuer after giving effect to the issuance by the Issuer of an aggregate of 199,004,975 shares of Issuer Common Stock in the public and private offerings consummated by the Issuer on November 26, 2014.

CUSIP No. 528872104

(1)	Names of Reporting Persons. Invus C.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 29,782,609
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 29,782,609
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,782,609
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 4.2%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 713,839,502 shares of Issuer Common Stock outstanding as of November 26, 2014, as provided by the Issuer after giving effect to the issuance by the Issuer of an aggregate of 199,004,975 shares of Issuer Common Stock in the public and private offerings consummated by the Issuer on November 26, 2014.

CUSIP No. 528872104

(1)	Names of Reporting Persons. Ulys, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 29,782,609
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 29,782,609
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,782,609
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 4.2%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 713,839,502 shares of Issuer Common Stock outstanding as of November 26, 2014, as provided by the Issuer after giving effect to the issuance by the Issuer of an aggregate of 199,004,975 shares of Issuer Common Stock in the public and private offerings consummated by the Issuer on November 26, 2014.

CUSIP No. 528872104

(1)	Names of Reporting Persons. Mr. Raymond Debbane
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 29,942,294
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 29,942,294
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,942,294
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 4.2%*
(14)	Type of Reporting Person (See Instructions) IN

*	Based on 713,964,502 shares of Issuer Common Stock outstanding as of November 26, 2014, as provided by the Issuer after giving effect to the issuance by the Issuer of an aggregate of 199,004,975 shares of Issuer Common Stock in the public and private offerings consummated by the Issuer on November 26, 2014 and after taking into account 125,000 shares of Issuer Common Stock individually beneficially owned by Mr. Debbane pursuant to options that are exercisable within 60 days of November 26, 2014.

This Amendment No. 12 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (the “Issuer Common Stock”), of Lexicon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “Lexicon”), initially filed on June 27, 2007, as amended by Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 29, 2007, Amendment No. 3 thereto filed on October 8, 2009, Amendment No. 4 thereto filed on October 15, 2009, Amendment No. 5 thereto filed on March 19, 2010, Amendment No. 6 thereto filed on August 15, 2011, Amendment No. 7 thereto filed on November 14, 2011, Amendment No. 8 thereto filed on December 27, 2011, Amendment No. 9 thereto filed on February 24, 2012, Amendment No. 10 thereto filed on April 10, 2012 and Amendment No. 11 thereto filed on October 26, 2012 (as so amended, the “Statement”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This statement is being filed jointly by Invus, L.P., a Bermuda limited partnership, Invus Advisors, L.L.C., a Delaware limited liability company, Invus Public Equities, L.P., a Bermuda limited partnership, Invus Public Equities Advisors, LLC, a Delaware limited liability company, Invus C.V., a Netherlands limited partnership, Ulys, L.L.C., a Delaware limited liability company, Mr. Raymond Debbane, a citizen of Panama, Artal International S.C.A., a Luxembourg limited partnership, Artal International Management S.A., a Luxembourg société anonyme, Artal Group S.A., a Luxembourg société anonyme, Westend S.A., a Luxembourg société anonyme (“Westend”), Stichting Administratiekantoor Westend, a Netherlands foundation (the “Stichting”), and Mr. Pascal Minne, a citizen of Belgium (collectively, the “Invus Parties”).

The address of the principal place of business and principal office of Invus, L.P. and Invus Public Equities, L.P. is Clarendon House, 2 Church Street, Hamilton HM II, Bermuda. The address of the principal place of business and principal office of Invus C.V. is Marten Meesweg 25, Rotterdam 3068 AV, Netherlands. The address of the principal place of business and principal office of Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C. is 750 Lexington Avenue, 30th Floor, New York, NY 10022. The business address for Mr. Raymond Debbane is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022. The address of the principal place of business and principal office of Artal International S.C.A., Artal International Management S.A., Artal Group S.A. and Westend is 10-12 avenue Pasteur, L-2310, Luxembourg, Luxembourg. The address of the principal place of business and principal office of the Stichting is De Boelelaan 7, NL-1083 HJ Amsterdam, Netherlands. The business address for Mr. Minne is Place Ste. Gudule, 19, B-1000, Bruxelles, Belgium.

Invus, L.P., Invus Public Equities, L.P. and Invus C.V., which are controlled by Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C., respectively, are principally engaged in the business of investing in securities. Invus Advisors, L.L.C. and Invus Public Equities Advisors, LLC, which are controlled by Artal International S.C.A., are principally engaged in the business of serving as the general partners of Invus, L.P. and Invus Public Equities, L.P., respectively. Ulys, L.L.C. is principally engaged in the business of serving as the general partner of Invus C.V. Mr. Raymond Debbane is the sole member of Ulys, L.L.C., and his present occupation is serving as President and Chief Executive Officer of Invus Advisors, L.L.C, President and Chief Executive Officer of Invus Public Equities Advisors, LLC, Chief Executive Officer of Artal Group S.A. and sole member of Ulys, L.L.C. Artal International S.C.A., a wholly owned subsidiary of Artal Group S.A., is principally engaged in the business of owning its subsidiaries. Artal International Management S.A., a wholly owned subsidiary of Artal Group S.A, is principally engaged in the business of managing Artal International S.C.A. Artal Group S.A., a wholly owned subsidiary of Westend, is principally engaged in the business of owning Artal International Management S.A., and Artal International S.C.A. and its subsidiaries. Westend, a wholly owned subsidiary of the Stichting, is principally engaged in the business of owning Artal Group S.A. and its subsidiaries. The Stichting is principally engaged in the business of owning Westend and its subsidiaries. Mr. Minne is the sole member of the board of the Stichting, and his present principal occupation is as a partner at Petercam, a financial services company.

The name, business address, citizenship and present principal occupation or employment of each executive officer of Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C. and the name and principal business and address of any organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.

The directors of Artal International Management S.A. are Mrs. De Wael, Mr. Christian Tedeschi and Ms. Audrey Le Pit, the managing directors of Artal International Management S.A. are Mr. Bernard Darimont, Mrs. Anne Goffard and Mr. Paul Köhler, and the managing partner of Artal International S.C.A. is Artal International Management S.A. Mrs. De Wael is a citizen of Belgium, her principal occupation is as managing director of Artal Services N.V. and her business address is Woluwedal 28 (bte 14), 1932 Sint-Stevens-Woluwe, Belgium. Mr. Tedeschi is a citizen of Switzerland; his present principal occupation is as branch manager of the Swiss branch of Artal International S.C.A.; and his business address is 19A rue de la Croix d’Or, Case postale 3101, CH-1211 Genève. Ms. Le Pit is a citizen of France; her present principal occupation is as an employee of Artal International S.C.A.; and her business address is the same as for Artal International S.C.A. Mr. Darimont is a citizen of Belgium; his present principal occupation is as a managing director of Artal Services N.V.; and his business address is Woluwedal 28 (bte 14), 1932 Sint-Stevens-Woluwe, Belgium. Mrs. Goffard is a citizen of Belgium; her present principal occupation is as an employee of Artal International S.C.A.; and her business address is the same as for Artal International S.C.A. Mr. Köhler is a citizen of Netherlands; his present principal occupation is as a managing director of Artal International Management S.A.; and his business address is the same as for Artal International Management S.A.

The directors of Artal Group S.A. are Mr. Eric Wittouck (Chairman), Mr. Pierre Ahlborn, Mr. Jean Frederic Andersen, Mr. Raymond Debbane, Mr. Eric Jolly, Mr. Lawrence Lunt and Mr. Pascal Minne, and the Managing Director of Artal Group S.A. is Mr. Debbane. Mr. Wittouck is a citizen of Belgium, and his present principal occupation is as the Chairman of the board of Artal Group S.A. Mr. Ahlborn is a citizen of Luxembourg; his present principal occupation is as the Chief Executive Officer of Banque de Luxembourg S.A.; and his business address is 14, Bd. Royal, L-2449, Luxembourg, Luxembourg. Mr. Andersen is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Debbane’s citizenship, present principal occupation and business address are provided above. Mr. Jolly is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Lunt is a citizen of Belgium; his present principal occupation is as a financial advisor at Armonia LLC; and his business address is 73, Arch Street, Greenwich, Connecticut 06803. Mr. Minne’s citizenship, present principal occupation and business address are provided above. Unless otherwise noted above, the business address of each of the directors of Artal Group S.A. is the same as for Artal Group S.A.

The directors of Westend S.A. are Mrs. Goffard (Managing Director), Mr. Minne and Mr. Denis Pittet. The information for Mrs. Goffard and Mr. Minne is provided above. Mr. Pittet is a citizen of Switzerland; his present principal occupation is as an employee in financial services at Lombard Odier Darier Hentsch & Cie; and his business address is Rue de la Corraterie, 11 1204 Geneva, Switzerland.

During the last five years, none of the Invus Parties or, to the knowledge of the Invus Parties, any of the individuals named in Schedule I, hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following new paragraph after the last paragraph thereof:

On November 26, 2014, Artal International S.C.A. purchased 149,253,731 shares of Issuer Common Stock for an aggregate amount of $150,000,000.00 at a purchase price of $1.005 per share. For the payment of the purchase price for such additional shares of Issuer Common Stock, Artal International S.C.A. used funds obtained from proceeds generated by the sale of investments directly or indirectly held by it.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following new paragraphs before the last paragraph thereof:

On November 19, 2014, the Issuer announced an intention to conduct a public offering of Issuer Common Stock.

On November 20, 2014, Lexicon entered into an underwriting agreement with the underwriters named therein for the public offering, issuance and sale of 49,751,244 shares of Issuer Common Stock, plus an option for the underwriters to purchase up to an additional 7,462,687 shares of Issuer Common Stock (the “2014 Issuer Public Offering”). Invus, L.P. and Invus C.V. waived their rights under the Stockholders’ Agreement to purchase shares of Issuer Common Stock in the 2014 Issuer Public Offering. See Item 6 below.

On November 20, 2014, Invus, L.P., Invus C.V., Artal International S.C.A. and Lexicon entered into a Purchase Agreement (the “2014 Purchase Agreement”), pursuant to which, among other things, Artal International S.C.A. agreed to purchase, and Lexicon agreed to issue and sell, 149,253,731 shares of Issuer Common Stock, subject to the satisfaction of certain customary closing conditions. This purchase closed on November 26, 2014. The 2014 Purchase Agreement, and the description thereof included in Item 6 below, are incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

(a) As of November 26, 2014, Invus Public Equities, L.P. was the record and beneficial owner of 5,553,292 shares of Issuer Common Stock, representing approximately 0.8% of the outstanding shares of Issuer Common Stock. Invus Public Equities Advisors, LLC, as the general partner of Invus Public Equities, L.P., controls Invus Public Equities, L.P. and accordingly may be deemed to beneficially own the shares of Issuer Common Stock held by Invus Public Equities, L.P. Invus Public Equities Advisors, LLC disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares.

As of November 26, 2014, Invus, L.P. was the record owner of 247,818,843 shares of Issuer Common Stock and the beneficial owner of 253,372,135 shares of Issuer Common Stock, representing approximately 34.7% and approximately 35.5% of the outstanding shares of Issuer Common Stock, respectively. Invus Advisors, L.L.C., as the general partner of Invus, L.P., controls Invus, L.P. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus, L.P. Invus Advisors, L.L.C. disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares. Invus, L.P. has certain rights to acquire additional shares of Issuer Common Stock, as described in Item 6.

As of November 26, 2014, Artal International S.C.A. was the record owner of 149,253,731 shares of Issuer Common Stock and the beneficial owner of 402,625,866 shares of Issuer Common Stock, representing approximately 20.9% and approximately 56.4% of the outstanding shares of Issuer Common Stock, respectively. Artal International S.C.A., as the managing member of each of Invus Public Equities Advisors, LLC and Invus Advisors, L.L.C., controls each of these two entities and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock they may be deemed to beneficially own. Artal International Management S.A., as the managing partner of Artal International S.C.A., controls Artal International S.C.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International S.C.A. may be deemed to beneficially own. Artal Group S.A., as the sole stockholder of Artal International Management S.A., controls Artal International Management S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International Management S.A. may be deemed to beneficially own. Westend, as the sole stockholder of Artal Group S.A., controls Artal Group S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal Group S.A. may be deemed to beneficially own. The Stichting, as the sole stockholder of Westend, controls Westend and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Westend may be deemed to beneficially own. Mr. Minne, as the sole member of the board of the Stichting, controls the Stichting and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Stichting may be deemed to beneficially own. Each of Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend, The Stichting and Mr. Minne disclaims such beneficial ownership, except to the extent of its or his pecuniary interest in such shares.

As of November 26, 2014, Invus C.V. was the record and beneficial owner of 29,782,609 shares of Issuer Common Stock, representing approximately 4.2% of the outstanding shares of Issuer Common Stock. Invus C.V. has certain rights to acquire additional shares of Issuer Common Stock, as described in Item 6.

Ulys, L.L.C., as the general partner of Invus C.V., controls Invus C.V. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus C.V. Ulys, L.L.C. disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares. As the sole member of Ulys, L.L.C., Mr. Raymond Debbane controls Ulys, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Ulys, L.L.C. may be deemed to beneficially own. Mr. Debbane disclaims such beneficial ownership, except to the extent of his pecuniary interest in such shares.

As of November 26, 2014, Mr. Debbane individually beneficially owns 34,685 shares of Issuer Common Stock and 125,000 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of November 26, 2014.

As of November 26, 2014, collectively, the Reporting Persons beneficially owned 432,568,160 shares of Issuer Common Stock, representing approximately 60.6% of the outstanding shares of Issuer Common Stock.

Except for Messrs. Amouyal, Guimaraes, Minne and Sobecki, none of the individuals listed in Item 2 or Schedule I of the Statement beneficially owns any shares of Issuer Common Stock. Mr. Amouyal beneficially owns 34,685 shares of Issuer Common Stock and 125,000 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of November 26, 2014. Mr. Guimaraes beneficially owns 5,000 shares of Issuer Common Stock. Mr. Sobecki beneficially owns 35,685 shares of Issuer Common Stock and 125,000 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of November 26, 2014. For each of Messrs. Amouyal, Guimaraes and Sobecki, shares of Issuer Common Stock beneficially owned by them represent less than 1% of the number of outstanding shares of Issuer Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by inserting the following immediately after the last paragraph thereof:

m.	2014 Purchase Agreement

On November 20, 2014, Invus, L.P., Invus C.V., Artal International S.C.A. and Lexicon entered into the 2014 Purchase Agreement, pursuant to which, among other things, Artal International S.C.A. agreed to purchase 149,253,731 shares of Issuer Common Stock for an aggregate amount of $150,000,000.00 at a purchase price of $1.005 per share. In consideration of such purchase, Invus, L.P. and Invus C.V. waived their rights under the Stockholders’ Agreement to purchase shares of Common Stock in connection with the 2014 Issuer Public Offering and in connection with the concurrent issuance by the Issuer to certain initial purchasers of up to $95.0 million aggregate principal amount of the Issuer’s 5.25% Convertible Senior Notes due 2021 (which amount includes the initial purchasers’ option to purchase additional notes). Under the 2014 Purchase Agreement, Lexicon made certain representations and warranties to Invus, L.P., Invus C.V. and Artal International S.C.A. and agreed to certain covenants. While the Invus Parties believe the above description covers the material terms of the 2014 Purchase Agreement, it is qualified in its entirety by reference to the 2014 Purchase Agreement, a copy of which is included as Exhibit 16 to the Statement and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

17. Purchase Agreement, dated as of November 20, 2014, by and among Lexicon Pharmaceuticals, Inc., Invus, L.P., Invus C.V. and Artal International S.C.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INVUS, L.P.

By:	INVUS ADVISORS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES, L.P.

By:	INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS ADVISORS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ARTAL INTERNATIONAL S.C.A.

By:	ARTAL INTERNATIONAL MANAGEMENT S.A., its managing partner

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

WESTEND S.A.

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Sole Member of the Board

PASCAL MINNE

/s/ Pascal Minne

INVUS C.V.

By:	ULYS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

RAYMOND DEBBANE

/s/ Raymond Debbane

Dated: November 26, 2014